                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. _______)


                      Nitinol Medical Technologies, Inc.
                      ----------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   65476T104
                                   ---------
                                (CUSIP Number)

                                  SCHEDULE 13G

CUSIP No. 65476T104                                              Page 2 of 7

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     C. Leonard Gordon
     SS#

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     235,378 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 1996;


____________________________________________________________________________

6.   Shared Voting Power:

     468,304 shares;

CUSIP No. 65476T104                                              Page 3 of 7



____________________________________________________________________________

7.   Sole Dispositive Power:

     235,378 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 1996;

____________________________________________________________________________

8.   Shared Dispositive Power:

     468,304 shares.

____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     703,682 shares (includes 235,378 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 1996).

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     7.28%

____________________________________________________________________________

12.  Type of Reporting Person.

     IN
____________________________________________________________________________

CUSIP No. 65476T104                                              Page 4 of 7

                         SCHEDULE 13G

Item 1(a).  Name of Issuer:
--------------------------

Nitinol Medical Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

27 Wormwood Street
South Boston, MA  02210


Item 2(a).  Name of Person Filing:
----------------------------------

C. Leonard Gordon


Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------

c/o Immunotherapy, Inc.
360 Lexington Avenue
New York, New York  10017


Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, par value $.001 per share


Item 2(e).  CUSIP Number:
-------------------------

65476T104
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CUSIP No. 65476T104                                     Page 5 of 7


Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     703,682 shares (includes 235,378 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 1996)

     (b) Percent of Class:

         7.28%

     (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                235,378 shares which Mr. Gordon has the right to acquire within 60 days of December 31, 1996;

          (ii)  shared power to vote or to direct the vote:

                468,304 shares;

          (iii) sole power to dispose or to direct the disposition of:

                235,378 shares which Mr. Gordon has the right to acquire within 60 days of December 31, 1996;

          (iv)  shared power to dispose or to direct the disposition of:

                468,304 shares.

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable
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CUSIP No. 65476T104                                              Page 6 of 7



Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable


Item 7.  Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company:
-------------------------------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable


Item 10.  Certification:
------------------------

Not Applicable
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CUSIP No. 65476T104                                     Page 7 of 7



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February  6, 1997
                                         ------------------------------
                                         Date

                                         /s/ C. Leonard Gordon
                                         __________________________
                                         C. Leonard Gordon